UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2005 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Macquarie Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 West 55th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Glynn 212-231-1523
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
AUG 0 3 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
JUL 0 3 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Glynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Securities (USA) Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Notary Public

NATASHA PLAIN-LINEHAN
Notary Public, State of New York
No. 01PL6093848
Qualified in Bronx County
Certificate filed in New York County
Commission Expires June 09, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Macquarie Securities (USA) Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Macquarie Securities (USA) Inc. (the "Company") at March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 29, 2006

Macquarie Securities (USA) Inc.
Statement of Financial Condition
March 31, 2006

Assets	
Cash	$ 99,896,325
Cash segregated for the exclusive benefit of customers	2,300,000
Receivables from affiliates	26,112,797
Deferred tax asset	803,259
Receivables from customers	13,002,700
Receivables from affiliated broker-dealer	3,391,044
Deposits with and receivables from clearing broker	376,676
Other assets	773,399
Total assets	$ 146,656,200
Liabilities and Stockholder's Equity	
Liabilities	
Accrued bonus payable	$ 27,185,456
Payables to affiliates	17,314,837
Taxes payable	759,410
Accrued professional fees	4,033,407
Payables to customers	3,391,044
Payables to affiliated broker-dealer	13,002,700
Other accrued expenses	1,254,055
Total liabilities	66,940,909
Stockholder's equity	
Common stock - $.01 par value - 1,000,000 shares authorized; 151,396 shares issued and outstanding	1,514
Additional paid-in capital	69,948,486
Retained earnings	9,765,291
Total stockholder's equity	79,715,291
Total liabilities and stockholder's equity	$ 146,656,200

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Macquarie Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Bank Limited ("MBL"), an investment bank headquartered in Sydney, Australia.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company acts as a broker of Australian and Asian securities and to a lesser extent U.S. securities and GDRs. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MBL. The Company, in conjunction with other affiliates and MBL, also participates in arranging structured financing projects on behalf of independent third parties. The Company also participates in arranging and advising on structured finance, project finance and corporate finance projects independently of MBL.

2. Summary of Significant Accounting Policies

Cash
At March 31, 2006 substantially all the Company's cash was held at one major commercial bank.

Cash Segregated for the Exclusive Benefit of Customers
Cash segregated for the exclusive benefit of customers is deposited in a special reserve account in accordance with SEC Rule 15c3-3.

Receivables from and Payables to Brokers-Dealers and Customers
Receivables from and payables to brokers-dealers and customers consist of amounts related to securities failed to deliver and receive and are recorded at the contract value of the securities not delivered and received on a settlement date basis.

Deposits with and Receivables from Clearing Broker
Deposits with and receivables from clearing broker represents amounts deposited with the U.S. clearing broker in addition to certain commissions and fees receivable that are remitted to the Company on a monthly basis. The Company is required to maintain a minimum deposit of $150,000 at the clearing broker, which is to be returned to the Company within 30 days after the termination of the clearing agreement.

Income Taxes
The Company is included in the consolidated federal and combined state and local income tax return filed by the Parent. Income taxes are provided for under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

Use of Estimates
The preparation of financial statement in conformity with generally accepted accounting principles in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Bonus Retention

The Company's compensation arrangements include bonus provisions for retention and deferral of payment of a portion of an employee's bonus above certain amounts. The deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company. For Executive Directors of the Company the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company.

Related to the current and prior years bonus retention, approximately $8,462,474 is deferred and subject to vesting at March 31, 2006, and will be recorded as employee service fee expense as follows:

Year ended March 31,	
2007	$ 2,504,664
2008	2,082,078
2009	1,206,496
2010	662,815
2011 and thereafter	2,006,421
	$ 8,462,474

4. Related Party Transactions

Receivables from and payables to affiliates is comprised of various affiliate balances, such as service fees, fee income, commission income, interest income and operating expenses, such as employment cost, professional fees, travel and entertainment, income taxes, administration fees and cash deposits with affiliates.

Service Fees Receivable
The Company executes and clears all Australian and Asian securities transactions through affiliated broker-dealers in Australia and various Asian countries, respectively. The Company has a formal agreement with the affiliated broker-dealers whereby the affiliates receive all commissions on securities transactions and the Company receives from the affiliates an amount equal to 110% of the sum of all costs incurred by the Company, exclusive of interest, clearing broker charges, certain reimbursed expenses and taxes, as consideration for exclusively utilizing the execution and settlement services.

Fee Income Receivable
The Company earns income from its participation in various affiliate-led structured financing and corporate advisory projects.

Interest and Other Income Receivable
The Company receives interest income for loans receivable from affiliates. Interest income is LIBOR-based pursuant to agreement.

Administration Fees Payable
Pursuant to a management and administration services agreement with the Parent, the Parent provides the Company with the personnel to perform certain management, administrative and clerical services.

Employment Service Fee Payable
The Parent also provides employees to the Company per an employee leasing arrangement and acts as paying agent for the Company. The Company pays these expenses which consist of remuneration, profit share, holiday pay, relevant payroll taxes, health premiums and miscellaneous staff costs.

Operating Expenses Payable
All direct and indirect operating expenses incurred during the year are paid by various affiliates and charged back to the Company. The Company pays these expenses related to travel and entertainment, professional fees, occupancy and equipment, brokerage fees, information services, communications and other expenses.

Interest Expense Payable
As of March 31, 2006, the Company pays interest expense on loans payable to affiliates on intercompany loans. Interest income is LIBOR-based pursuant to agreement.

5. Income Taxes

The Company is a member of a consolidated group for U.S. federal and state income tax purposes. A formal tax sharing agreement between the Company and its U.S. Parent provides for federal and state income taxes to be determined on a separate company basis.

Deferred taxes result from temporary differences. Temporary differences include accruals and reserves not deductible for tax purposes. The Company has disclosed deferred taxes on temporary differences separately in the statement of financial condition, which is also a receivable from the Parent.

6. Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature.

7. Commitments and Contingencies

The Company clears all of its U.S. securities transactions through a U.S. clearing broker, Australian securities transactions through an affiliated Australian clearing broker and Asian securities transactions through affiliated Asian clearing broker. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing brokers. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the

right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2006, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. Retirement Plan

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to a specified limit. Substantially all employees are eligible to participate in the plan.

9. Employee Share Compensation

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock –Based Compensation (SFAS No. 123) as amended by FAS 148, but applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees"(APB No. 25) and related interpretations in accounting for its plans.

The Company has not completed the process of evaluating the impact that will result from adoption of the accounting provisions of the new standard which will require expensing of stock options for the fiscal year ending March 31, 2007. The Company is therefore unable to disclose the impact that adopting the new standard will have on its financial position, results of operations and cash flows when such standard is adopted.

In accordance with APB No. 25, the Company did not recognize any compensation expense during the year ended March 31, 2006.

The Company's ultimate parent, Macquarie Bank Limited (MBL), is listed on the Australian Stock Exchange. The Company's stock option plan is on MBL stock. MBL stock is quoted in Australian Dollars (A$), and therefore the following table is quoted in A$. The table following, summarizes transactions under the Company's stock option plan for the year ended March 31, 2006.

	Number of Shares	Weighted-Average Exercise Price A$
Options outstanding at March 31, 2005	$ 822,240	31.70
Options granted during the financial year	450,550	62.20
Options exercised during the financial year	(229,501)	31.47
Options forfeited during the financial year	(12,500)	47.82
Options outstanding at March 31, 2006	$ 1,030,789	173.19

At March 31, 2006, 112,219 options were exercisable.

The following table summarizes information related to outstanding and exercisable options at March 31, 2006. All exercise prices and weighted average prices are quoted in Australian Dollars (A$).

	Options Outstanding		
Exercise Prices A$	**Number of Shares**	**Weighted-Average Exercise Price A$**	**Weighted-Average Remaining Life Years**
33.06 - 39.97	273,706	37.6	3.11
40.13 - 49.51	578,683	43.18	3.35
51.1 - 56.07	42,900	53.25	4.04
60.35 - 68.36	130,500	63.96	4.64
70.56	5,000	70.56	4.53
	1,030,789		19.67

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under the alternative method for determining minimum net capital under paragraph (f) of SEC Rule 15c3-1, under which the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in accordance with the Computation for Determination of Reserve Requirements (SEC Rule 15c3-3). At March 31, 2006, the Company had net capital of $51,793,980, which was $51,462,713 in excess of its required net capital of $331,267.